UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of an Independent Director

Ms. Linjing Xu, a member of the board of directors (the “Board”) of VisionSys AI Inc, a Cayman Islands company (the “Company”), resigned from her positions as an Independent director of the Board, a member of the nominating and corporate governance committee (the “Nominating Committee”) and the audit committee (the “Audit Committee”), and the Chairperson of the compensation committee (the “Compensation Committee”) of the Board, for personal reasons, effective on December 19, 2025.

The resignation of Ms. Xu was not the result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of a New Independent Director

To fill the vacancy created by Ms. Xu’s departure, on December 19, 2025, the Board appointed Xiaojing Ma as an independent director, effective immediately. The Company’s Board has determined that Ms. Ma is “independent” as that term is defined in the rules of the SEC and the applicable rules of the NASDAQ Capital Market. Ms. Ma will serve as a member of the Nominating Committee and the Audit Committee, and the Chairperson of the Compensation Committee of the Board.

The biographical information of Ms. Ma is set forth below.

Ms. Ma has served as an independent consultant and educator at her personal education studio from 2012 to the present. In this role, she has overseen strategic positioning, curriculum design, and financial management, achieving sustained business growth by navigating complex regulatory environments and industry policy shifts. Earlier, she served as a Grade 9 Chinese Teacher and Homeroom Advisor at Xingtai Tao Xingzhi Middle School from 2007 to 2011, where she comprehensively managed class operations, served as the core liaison between stakeholders, and demonstrated exceptional organizational coordination and conflict resolution skills. She previously served as a Grade 9 Chinese Teacher at Nanhe Dongxing Middle School from 2005 to 2007. She received her Bachelor’s degree in Chinese Language and Literature from Xingtai College in 2004

Ms. Ma does not have any family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into a director offer letter with Ms. Ma, which establishes other terms and conditions governing her service to the Company. She will receive an annual base salary of $30,000 in cash, paid in accordance with the Company’s regular payroll practices for her services as the independent director.

The Offer Letter with Ms. Ma is qualified in its entirety by reference to the complete text of the corresponding Offer Letter, which are filed hereto as Exhibits 99.1.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Offer Letter, dated December 19, 2025 by and between the Company and Xiaojing Mag

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: December 19, 2025

3